UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IO Biotech, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

449778109
(CUSIP Number)

August 9, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 449778109	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
HBM Healthcare Investments (Cayman) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,999,431 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,999,431 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,999,431

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) See Items 2 and 4

CUSIP No. 449778109	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

IO Biotech, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Ole Maaløes Vej 3
DK-2200 Copenhagen N
Denmark

Item 2(a).	Name of Person Filing:

HBM Healthcare Investments (Cayman) Ltd. (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Governors Square
23 Lime Tree Bay Avenue
PO Box 30852
Grand Cayman, Cayman Islands

Item 2(c).	Citizenship:

Cayman Islands, British West Indies

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

449778109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of 3,999,431 shares of Common Stock.

Item 4(b).	Percent of Class:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 6.1% of the shares of Common Stock outstanding.

The percentage set forth herein is calculated based on 65,880,914 shares of Common Stock outstanding as of August 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2023.

The percentage set forth herein excludes warrants to purchase 1,578,947 shares of Common Stock at an exercise price of $2.47 per share (the “Warrants”) that the Reporting Person purchased in connection with the private placement that closed on August 9, 2023 because the Reporting Person elected to be subject to a 4.99% beneficial ownership limitation, pursuant to which the Reporting Person shall not have the right to exercise any portion of the Warrants to the extent that after giving effect to such exercise, the Reporting Person would beneficially own in excess of 4.99% of the shares of Common Stock outstanding.  As such, the Reporting Person may not exercise any such Warrants within 60 days.

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	3,999,431(1)
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	3,999,431(1)
(iv) Shared power to dispose or direct the disposition of:	0

CUSIP No. 449778109	Page 4 of 5 Pages
Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(1)
Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the “Board”).  The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D. and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

CUSIP No. 449778109	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2023

HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

	By:	/s/ Jean-Marc LeSieur
	Name:	Jean-Marc LeSieur
	Title:	Managing Director

SIGNATURE PAGE TO SCHEDULE 13G (IO BIOTECH, INC.)